SEC

16001976

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bats Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 Marshall Drive, Suite 120
(No. and Street)

Lenexa	KS	66214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Derick Shupe 913-815-7189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1000	Kansas City, MO 64106		
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derick Shupe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bats Trading, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

FINOP

Title

NOTARY PUBLIC STATE OF KANSAS
LEANNE MEYER
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 7/20/17

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bats Trading, Inc.

(formerly known as BATS Trading, Inc.)

Financial Statements and Schedules

(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2015

Bats Trading, Inc.

(formerly known as BATS Trading, Inc.)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	
Financial Statements:	
Statement of Financial Condition	1
Statement of Income	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	
Supplemental Schedules	
Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1	11
Schedule 2 – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	12
Schedule 3 – Information for Possession or Control Requirements under Rule 15c3-3	13

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bats Trading, Inc.:

We have audited the accompanying statement of financial condition of Bats Trading, Inc. (formerly known as BATS Trading, Inc.) (the Company) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 26, 2016

Bats Trading, Inc.
(formerly known as BATS Trading, Inc.)
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	9,667,088
Receivables:		
Affiliates		5,364,457
Noncustomers		401,354
Total receivables		5,765,811
Securities owned, at fair value		498,079
Deferred income taxes, net		120,370
Other assets		22,420
Total assets	$	16,073,768
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable, accrued expenses and other	$	7,824,598
Commitments and contingencies (note 7)		
Stockholder's equity:		
Common stock, $0.01 par value. 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		7,686,700
Retained earnings		562,469
Total stockholder's equity		8,249,170
Total liabilities and stockholder's equity	$	16,073,768

See accompanying notes to financial statements.

Bats Trading, Inc.
(formerly known as BATS Trading, Inc.)
Statement of Income
Year ended December 31, 2015

Revenues:		
Transaction fees	$	56,060,103
Interest income		1,531
		56,061,634
Expenses:		
Routing charges including $44,062,763 to affiliated broker dealers		44,853,421
Commissions paid to other broker-dealers		2,258,254
Compensation and benefits		695,738
Regulatory fees and expenses		250,066
Other expenses		4,776,033
Total expenses		52,833,512
Income before provision for income taxes		3,228,122
Provision for income taxes		1,244,482
Net income	$	1,983,640

See accompanying notes to financial statements.

Bats Trading, Inc.
(formerly known as BATS Trading, Inc.)
Statement of Changes in Stockholder's Equity
Year ended December 31, 2015

	Common stock		Additional	Retained	Total stockholder's
	Shares	Amount	paid-in capital	earnings	equity
Balance at December 31, 2014	100	$ 1	$ 10,632,802	$ 657,699	$ 11,290,502
Distribution to the Parent	—	—	(2,921,130)	(2,078,870)	(5,000,000)
Tax sharing allocation with the Parent	—	—	(24,972)	—	(24,972)
Net income	—	—	—	1,983,640	1,983,640
Balance at December 31, 2015	100	$ 1	$ 7,686,700	$ 562,469	$ 8,249,170

See accompanying notes to financial statements.

Bats Trading, Inc.

(formerly known as BATS Trading, Inc.)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	1,983,640
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(7,917)
Income tax payable		1,176,913
Receivables		(2,460,008)
Securities owned		6,512,207
Other assets		9,990
Accounts payable and accrued expenses		3,408,013
Net cash provided by operating activities		10,622,838
Cash flow from financing activity:		
Distribution to the Parent		(5,000,000)
Net cash used in financing activities		(5,000,000)
Increase in cash and cash equivalents		5,622,838
Cash and cash equivalents:		
Beginning of year		4,044,250
End of year	$	9,667,088
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	—
Supplemental disclosure of non-cash financing activities:		
Deferred income taxes, net		(35,136)
Income taxes payable		(38,152)
Accounts payable and accrued expenses		98,260
Paid-in capital - tax sharing allocation with the Parent		(24,972)

See accompanying notes to financial statements.

Bats Trading, Inc.
(formerly known as BATS Trading, Inc.)
Notes to Financial Statements
December 31, 2015

(1) Nature of Business

Bats Trading, Inc. (the Company or Bats) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer. The sole function of Bats is to route orders to other market centers on behalf of Bats BZX Exchange, Inc. (BZX), Bats BYX Exchange, Inc. (BYX), Bats EDGX Exchange, Inc. (EDGX) and Bats EDGA Exchange, Inc. (EDGA) (together, the Exchanges or Affiliates), which operate as national stock and option exchanges. Bats and the Exchanges are wholly owned by Bats Global Markets, Inc. (the Parent). The Company operates under an exemption from Rule 15c3-3 (k)(2)(ii) and clears all customer transactions through another broker-dealer on a fully disclosed basis. As of February 19, 2016, the Company changed its legal name from BATS Trading, Inc. to Bats Trading, Inc.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statements are presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Current market conditions increase the risks and complexities of the judgments in these estimates.

(c) Cash and Cash Equivalents

The Company considers all liquid investments with original or acquired maturities of three months or less to be cash equivalents. The Company maintains cash at both various financial institutions and brokerage firms that, at times, may be in excess of the federal depository insurance limit. The Company's management regularly monitors the institutions and believes that the potential for future loss is remote.

(d) Receivables

Receivables are carried at cost and primarily represent amounts due from noncustomers.

(e) Securities Owned

Securities owned are recorded at fair value. Realized and unrealized gains and losses are included in interest income. Securities owned as of December 31, 2015 consist of U.S. Treasury securities.

(f) Income Taxes

The Company is included in the consolidated federal tax return filed by the Parent. The provision for income taxes is based on income reported for financial statement purposes.

Current taxes and uncertain tax positions are calculated on a pro rata basis utilizing currently enacted tax laws and rates.

Deferred taxes are recorded on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes within the statement of income.

(g) Revenue Recognition

Transaction fees, consisting of fees earned on any share that is routed out to another market center on behalf of the Exchanges, is recognized on a trade date basis. Transaction fees and the corresponding routing charges are recorded on a gross basis in revenues and expenses, as the Company is considered the primary obligor.

The Company is assessed regulatory transaction fees by other market centers. Regulatory transaction fees are collected from customers by the Exchanges on behalf of the Company. The Company acts as the agent versus the principal on these transactions, and therefore these transactions are reported net in the statement of income.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

Securities owned as of December 31, 2015 consist of U.S. Treasury securities. These securities are valued by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
U.S. Treasury securities	$ 498,079	498,079	—	—

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2015, requires the Company to maintain net capital equal to greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2015, the Company had net capital of $2,335,588 which was $1,813,948 in excess of its required net capital of $521,640. The ratio of aggregate indebtedness to net capital is 3.4 to 1.

(5) Related Party Transactions

The Company maintains brokerage accounts with affiliates of stockholders of the Parent. As of December 31, 2015, $1,176,114 in cash and cash equivalents and securities owned were held in such accounts.

Transaction fees are earned on any share that is routed out to another market center on behalf of the Exchanges. As a result, all transaction fees represent transactions with affiliates.

The Company incurs routing charges with affiliated broker dealers in the normal course of business. These affiliated broker dealers are stockholders of the Parent or are affiliated with stockholders of the Parent.

The Company has entered into an Administrative Services and Support Agreement with BZX, BYX, EDGX and EDGA. Pursuant to the agreements, BZX, BYX, EDGX and EDGA provide certain administrative and support services to the Company for an administrative fee. Also, the Company pays employee costs to the Parent equal to 2% of actual salaries, bonuses, and other payroll related expenses incurred by the Parent each month.

The following table presents the Company's allocation of expenses from the Exchanges and the Parent for the year ended December 31, 2015:

Compensation and benefits	$ 695,738
Other expenses	1,679,996
	$ 2,375,734

(6) Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2015:

Deferred tax assets:	
Start-up costs	$ 17,750
Intangibles	29,635
Unrecognized tax benefits	75,916
Total deferred tax assets	123,301
Deferred tax liabilities:	
Prepaid expenses	2,931
Total deferred tax liabilities	2,931
Net deferred tax assets	$ 120,370

Management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income. A reconciliation of the unrecognized tax benefits for the year ended December 31, 2015 is as follows:

Balance at December 31, 2014	$ 57,126
Additions for current year tax positions	67,732
Additions for prior year tax positions	19,087
Reductions related to expirations of statute of limitations	(7,249)
Reductions for prior year tax positions	(4,219)
Paid-in-capital impacts of the change in the tax sharing agreement	79,049
Balance at December 31, 2015	$ 211,526

The Company anticipates that $91,874 of the unrecognized tax benefits will be realized in the next twelve months. At December 31, 2015, the Company had $137,254 of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $27,022. Total interest and penalties decreased by $19,348 during 2015.

As of December 31, 2015, the Company had $1,176,913 of income tax payable recorded of which the balance principally relates to amounts due to Parent for its share of federal and state income

taxes. The Company's share of income taxes is calculated based on the pro rata basis in accordance with the Company's tax sharing agreement with the Parent. The Company amended the tax sharing agreement with the Parent effective January 1, 2015 to switch from the separate return to pro rata basis of allocating income tax. The financial statement impact to deferred tax assets, net income tax payable, and unrecognized tax benefits from amending the tax sharing agreement was recorded to additional paid in capital.

The Company files consolidated federal and state income tax returns with the Parent and separate company state tax returns in jurisdictions that do not permit the Company to file on a consolidated basis with the Parent. The Company's open tax years are 2011 through 2015. The Company is under income tax examination for federal tax purposes for tax years 2011 through 2013 and in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The provision for income taxes for the year ended December 31, 2015 consists of the following:

Current tax expense:	
Federal	$ 1,021,204
State	231,195
Total current income tax expense	1,252,399
Deferred income tax (benefit) expense:	
Federal	(15,533)
State	7,616
Total deferred income tax benefit	(7,917)
	$ 1,244,482

The income tax provision differs from the amount of income tax determined by applying the U.S. federal statutory income tax rate to income before provision for income taxes for the year ended December 31, 2015 due to the following:

Provision for income taxes at statutory tax rate	$ 1,129,843
(Decrease) increase in provision for income tax resulting from:	
Domestic production activities deduction	(65,904)
State income taxes, net of federal tax benefit	115,697
Unrecognized tax benefits, net of federal tax benefit	57,274
Other	7,572
Provision for income taxes	$ 1,244,482

(7) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and the Financial Industry Regulatory Authority. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the

outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

The Company uses Wedbush Securities and Morgan Stanley, which are affiliates of stockholders of the Parent, to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. In the case of a failure to perform on the part on one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's routed options transactions. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2015 through February 26, 2016 which is the date the financial statements were issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2015.

Schedule 1

Bats Trading, Inc.

(formerly known as BATS Trading, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2015

Total stockholder's equity	$	8,249,170
Less nonallowable assets:		-
Receivables		5,765,811
Other assets		142,790
Total nonallowable assets		5,908,601
Net capital before haircuts on securities positions		2,340,569
Less haircuts on U.S. Treasury securities		(4,981)
Net capital		2,335,588
Computation of standard net capital requirement:		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)		521,640
Excess net capital	$	1,813,948
Aggregate indebtedness	$	7,824,598
Ratio of aggregate indebtedness to net capital		3.4 to 1

There were no differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's amended Part IIA FOCUS Report as of December 31, 2015 as filed on February 24, 2016.

See accompanying report of independent registered public accounting firm.

Schedule 2

Bats Trading, Inc.

(formerly known as BATS Trading, Inc.)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Bats Trading, Inc.

(formerly known as BATS Trading, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Bats Trading, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Bats Trading, Inc. (formerly known as BATS Trading, Inc.) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2646*********************MIXED AADC 220
067043 FINRA DEC
BATS TRADING INC
8050 MARSHALL DR STE 120
LENEXA KS 66214-1572

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Megan Phillips 913-815-7141

2. A. General Assessment (item 2e from page 2) $ 38,911

B. Less payment made with SIPC-6 filed (**exclude interest**) (16,108)
7-23-15 w/ ck #15875
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 22,803

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,803

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22,803

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BATS Trading, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 16.

FINOP, Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 56,062,317
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	40,497,848
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	40,497,848
2d. SIPC Net Operating Revenues	$ 15,564,469
2e. General Assessment @ .0025	$ 38,911
	(to page 1, line 2.A.)